Primo Water Corporation 104 Cambridge Plaza Drive Winston-Salem, NC 27104 336-331-4000 www.primowater.com

December 23, 2015

VIA EDGAR AND FEDEX

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 4, 2015
File No. 1-34850

Dear Ms. Thompson:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 14, 2015 (the “Staff Letter”) addressed to Primo Water Corporation (the “Company”) with respect to the above-referenced filings.  For your convenience of reference, we have included the Staff’s comment below in bold text followed by the Company’s response to such comment.  The Company plans to incorporate changes prompted by the Staff’s comment on a going forward basis in future filings, as outlined in the response below.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

1.	We note from your MD&A disclosures on pages 20 and 22 that Water segment sales related to your Refill business appear to have exceeded 10 percent of consolidated net sales during each of the 3 and 9 month periods ended September 30, 2015 and 2014. Please tell us your consideration of whether these sales represent revenues from services as opposed to sales of tangible products. Also provide us with your consideration of the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X regarding separate disclosure of sales and cost sales related to products and services on the statements of operations.

Response:  We respectively advise the Staff that our Water segment (“Water”) sales consist of the sale of multi-gallon purified bottled water (“Exchange”) and self-service refill water (“Refill”), which is offered through our retailer partners throughout the United States and Canada. Our Water is offered through point of purchase display racks and self-serve filtered water dispensing cabinets that are prominently located at major retailers.  Our Refill business provides filtered water through the installation of reverse osmosis water filtration systems (RO systems) in the back room of the retailer’s store location.

Jennifer Thompson
December 23, 2015

Based on ASC 605 Revenue Recognition and SEC Staff Accounting Bulletin Topic 13 – Revenue Recognition, we believe that all sales within Water are sales of tangible products.  All value related to our obligations to our customers is completed and transferred to our customers when water is purchased.  For Exchange, this transfer occurs either at the time of delivery to a retail customer or sale to end consumer of a three- or five-gallon pre-filled bottle.  For Refill, this transfer occurs when filtered water is purchased by the retail customer or end consumer.  As specified in our contracts with the Refill retail customers, we invoice based on a meter reading of the gallons of filtered water purchased predominantly through the dispensing cabinet.  Therefore, as noted above, we believe that all sales within Water, including those related to Refill, are sales of tangible products.

As all of our net sales consist of sales of tangible products, we do not believe that the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X requires further disaggregation of sales as presented on the face of our Condensed Consolidated Statements of Operations for the fiscal quarter ended September 30, 2015.

Upon receiving this Comment Letter, we performed a thorough review of the descriptions of our business included throughout our Form 10-K for the Fiscal Year Ended December 31, 2014 and our Form 10-Q for the Fiscal Quarter Ended September 30, 2015.  As a result of our review and in order to more clearly align the descriptions of our business with our revenue recognition accounting policy, in future filings we will remove any references to “Water services,” “Exchange services” and “Refill services” and instead will refer to our Water segment and the Exchange and Refill businesses as simply “Water,” “Exchange” and “Refill,” respectively.

*            *            *

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (336) 331-4047 with any questions you may have regarding this letter.

Sincerely,

/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer

cc:	Sondra Snyder, SEC Staff Accountant
Andrew Blume, SEC Staff Accountant
Billy D. Prim (Primo Water Corporation)
Sean M. Jones (K&L Gates LLP)